Exhibit 99.1

Agria Announces Date of Annual General Meeting

BEIJING, March 14, 2013 -- Agria Corporation (NYSE: GRO) (the “Company” or “Agria”) today announced that that its annual general meeting will be held at 9:30 a.m. Hong Kong Time on April 24, 2013 at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

The primary agenda of the meeting is to approve the combination, or reverse split, of the ordinary shares currently issued by the Company at par value of $0.0000001 per share such that the Company shall issue one (1) ordinary share (each a “New Share” and collectively the “New Shares”) for every three (3) ordinary shares held by its shareholders (“Old Shares”). The par value of each New Share will be $0.0000003, equal to the aggregate of the par value of three Old Shares combined.

Shareholders of record at the close of business on March 15, 2013 will be entitled to receive notice and to vote at the annual general meeting and any adjournment. Holders of the Company’s American Depository Shares who wish to exercise their voting rights for the underlying shares must act through the depository. Shareholders are cordially invited to attend the annual general meeting.

A notice of the annual general meeting describing the matters to be considered at the meeting is available online at http://www.agriacorp.com. Shareholders may also obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website, or by writing to Ms. Mia Li at Room 1701, 17/F, Dutyfree Business Building, Fuhua 1st Road, Futian District, Shenzhen 518048, People’s Republic of China or by email to mia.li@agriacorp.com or Ms. Catherine Leung at catherine.leung@agriacorp.com.

About Agria Corporation

Agria Corporation (NYSE: GRO) is an agricultural company with operations in China and internationally. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson Limited, New Zealand's largest agricultural services company. For more information about PGG Wrightson Limited, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.